March 28, 2019

Max Rockwell
Chief Executive Officer
Gulf Chronic Care Inc.
12465 South Fort St.
Draper, Utah 84020

       Re: Gulf Chronic Care Inc.
           Offering Statement On Form 1-A
           Filed March 18, 2019
           File No. 024-10975

Dear Mr. Rockwell:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed March 18, 2019

Plan of Distribution, page 9

1. We substantially reissue prior comment 2. Please provide an expanded description of how you plan to distribute the securities. Refer to Item 5(c) of Part II of Form 1-A or advise.
General

2. We reissue prior comment 5 in part. Please include the disclosure required by Part III of
       Form 1-A including exhibits and signatures as required by Items 16, 17 of Part III and
       Signatures of Form 1-A. Your signatures should include those of your principal financial officer and your principal accounting officer.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
 Max Rockwell
Gulf Chronic Care Inc.
March 28, 2019
Page 2

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Suying Li at 202-551-3335 or Joel Parker, Senior Assistant Chief
Accountant at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Howell,
Special Counsel, at 202-551-3357 with any other questions.



                                                           Sincerely,

FirstName LastNameMax Rockwell                             Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NameGulf Chronic Care Inc.
                                                           Mining
March 28, 2019 Page 2
cc:       Jack Brannelly, Esq.
FirstName LastName